FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated December 17, 2007.

Exhibit 1

DRYSHIPS INC. ANNOUNCES ACQUISITION OF 30.4% STAKE IN OCEAN RIG ASA

DryShips Management will hold a Conference call today at 11:30am EST

December 17th, 2007 Athens, Greece, DryShips Inc. (NASDAQ:DRYS), a global provider of marine transportation services for dry bulk cargoes announced today that it has entered into an agreement to acquire approximately 30.4% of the issued and outstanding shares and voting rights in Ocean Rig ASA, an offshore drilling contractor listed on the Oslo Stock Exchange (OSE: OCR).

Ocean Rig owns and operates two ultra deepwater (“UDW”), modern, high specification, fifth generation, harsh environment semi submersible drilling rigs, built to operate in water depth capacity of between 7,500 to 10,000 feet.  Both rigs are presently on charter to ExxonMobil and Shell.

Mr. George Economou Chairman and CEO of DryShips Inc. has also, in separate transactions, acquired approximately 4.4% of the share capital of Ocean Rig ASA.

Mr. Economou commented:  " DryShips’ acquisition of a strategic stake in Ocean Rig ASA is an exciting step.  Ocean Rig is uniquely positioned to immediately capitalize on the very strong demand for ultra deepwater drilling rigs that is expected to prevail over the next five to ten years as exploration and production of fossil fuels moves further offshore into deeper waters.  On the back of these strong demand fundamentals, the current limited supply of UDW drilling rigs worldwide is expected to worsen over the next few years, resulting in significantly higher day rates for operators of these assets.

Ocean Rig has reported that it expects to enter into new employment contracts for its two UDW rigs with terms up to five years at very attractive day rates.    The Eirik Raude is the first deepwater drilling rig available for charter in the world when its current employment contract expires in July 2008 and the Leiv Eiriksson, Ocean Rig’s second UDW drilling rig, is one of the few rigs for available for employment in 2009.

We intend to finance this USD 405 million investment with a modest contribution of USD 162 million from our cash on hand and the incurrence of USD 243 million in debt.  We believe the employment of Ocean Rig’s two assets at significantly higher day rates in 2008 and 2009 will enable the company to realize its full valuation and growth prospects.

We remain committed to the positive fundamentals of the dry bulk sector and intend to continue enhancing our leadership role in this sector. Nevertheless, DryShips’ Board of Directors concluded that the acquisition of a strategic stake in Ocean Rig is a particularly opportune investment outside the dry bulk sector.  We believe it will enable us maximize our shareholder value for the longer term by taking advantage of the strong fundamentals of the floating ultra deepwater drilling rig sector at the proper time. We expect our shareholders to benefit from the potential capital appreciation of its investment in Ocean Rig ASA while we explore a number of strategic alternatives to deliver the value realized from this investment to our shareholders going forward.

After payment of the cash portion of the acquisition price Dryships Inc. does not presently expect any additional expenses related to its investment in Ocean Rig ASA.

Conference Call

DryShips management will host a conference call today, Monday, December 17, 2007, at 11:30 a.m. EST to discuss this investment.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819- 7111 (from the US), 0(800) 953- 0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips."

In case of any problem with the above numbers, please dial 1(866) 223 0615 (from the US), 0(800) 694- 1503 (from the UK) or +(44) 1452 586 -513 (from outside the US). Quote "DryShips."

A replay of the conference call will be available until December 24, 2007. The United States replay number is 1(866) 247 4222; the international replay number is (0(800) 953 -1533; from the UK or (+44) 1452- 550 000 and the access code required for the replay is: 2133051#.

Audio webcast:

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Dryships Inc.

About DryShips

DryShips Inc. is an international provider of drybulk cargo marine transportation services. Headquartered in Athens, Greece, DryShips currently owns and operates a fleet of 45 drybulk carriers comprising 5 Capesize, 29 Panamax, 1 Handymax, 2 Supramax and 8 newbuilding drybulk vessels, with a combined deadweight tonnage of over 4 million tons.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Visit our website at www.dryships.com

Contact:

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc., New York

Tel. 212-661-7566

E-mail: dryships@capitallink.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Dryships Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Dryships Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels to us or delay in taking delivery of one or more vessels, default by one or more charterers of our vessels, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Dryships Inc.'s operating expenses, length and number of off-hire periods and dependence on third-party managers, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further discussed in documents filed by Dryships Inc. with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: December 17, 2007

By: /s/ George Economou

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George Economou

Chief Executive Officer